                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 23)*

                              Michaels Stores, Inc.
           --------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $0.10 per share
           --------------------------------------------------------
                          (TITLE OF CLASS OF SECURITIES)

                                   594087-10-8
           --------------------------------------------------------
                                 (CUSIP NUMBER)

                              Charles D. Maguire, Jr.
                           901 Main Street, Suite 6000
                               Dallas, Texas 75202
                                 (214) 953-6000
           --------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                February 23, 1995
           --------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 10  Pages

CUSIP No. 594087-10-8                13D                 Page  2  of  10 Pages



- -------------------------------------------------------------------------------
 (1) Names of Reporting Person  S.S. or I.R.S. Identification No. of Above
     Person

     Sam Wyly   ###-##-####
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
- -------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(a)                                                     / /
/
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              1,434,905
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                200,000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              1,884,905
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                200,000
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,084,905
- -------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     9.7%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 594087-10-8                13D                 Page   3  of 10 Pages



- -------------------------------------------------------------------------------
 (1) Names of Reporting Person  S.S. or I.R.S. Identification No. of Above
     Person

     Charles J. Wyly, Jr   ###-##-####
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
- -------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(a)                                                     / /
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              1,497,607
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                200,000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              1,722,607
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                200,000
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,922,607
- -------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     9.0%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 594087-10-8                13D                 Page   4  of 10 Pages



- -------------------------------------------------------------------------------
 (1) Names of Reporting Person  S.S. or I.R.S. Identification No. of Above
     Person

   Maverick Entrepreneurs Fund, Ltd. (f/k/a First Dallas Limited)  75-231-9145
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
- -------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(a)                                                     / /
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Texas
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               200,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                     0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               200,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                     0
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     200,000
- -------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0.9%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 594087-10-8                13D                 Page   5  of 10 Pages



- -------------------------------------------------------------------------------
 (1) Names of Reporting Person S.S. or I.R.S. Identification No. of Above
     Person

   The Wyly Group
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
- -------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(a)                                                     / /
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Texas
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               3,132,512
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                       0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               3,807,512
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                       0
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,807,512
- -------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     17.8%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN,PN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 594087-10-8                13D                  Page  6  of 10   Pages


ITEM 1.  SECURITY AND ISSUER.

     Not Amended.


ITEM 2.  IDENTITY AND BACKGROUND.

     Not Amended.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

     Not Applicable.


ITEM 4.  PURPOSE OF TRANSACTION.

     Not Amended.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety to read as follows:

     On November 9, 1994, Mr. Sam Wyly resigned as Trustee of, and as a member of the Investment Committee and the Management Committee for, the Michaels Stores, Inc. Employees 401(k) Plan and Trust (the "Plan" and "Trust," respectively). Such resignation was accepted by Michaels Stores, Inc. on November 9, 1994. At such time, the Trust held approximately 455,925 shares of Common Stock.

     Effective February 23, 1995, each of the Reporting Persons entered into an arrangement with Lehman Brothers Finance, S.A. (the "Lender") in respect of, in the aggregate, 1,771,163 shares of Common Stock; the details of such transaction are more fully described in Item 6.

     Mr. Sam Wyly beneficially owns 2,084,905 shares, or 9.7%, of the outstanding Common Stock. Sam Wyly beneficially owns 150,000 of such shares by virtue of his ownership of options; beneficially owns 1,174,536 of such shares as general partner of Tallulah, Ltd., a Texas limited partnership for which Sam Wyly is general partner ("Tallulah") (through direct ownership by Tallulah of 874,536 shares and beneficial ownership by Tallulah of an additional 300,000 shares as a result of Tallulah's ownership of options); beneficially owns 200,000 of such shares as general partner of Maverick Entrepreneurs Fund, Ltd.; beneficially owns 7,918 of such shares as the guardian of a minor child; beneficially owns 15,836 of such shares by virtue of his holding a power of attorney to vote the shares of two adult children; and beneficially owns an aggregate of 536,615 of such shares as trustee of the trusts listed below:

                                                     Shares
                                                  Beneficially
               Name of Trust                         Owned
- --------------------------------------------    ----------------
  1.  The Christiana Parker Wyly Trust               82,393

  2.  The Andrew David Sparrow Wyly Trust            82,393

  3.  The Laurie L. Wyly Revocable Trust            123,943

  4.  The Lisa Wyly Revocable Trust                 123,943

CUSIP No. 594087-10-8                13D                  Page  7 of 10   Pages


  5.  The Kelly Wyly Elliot Trust                   123,943
- ----------------------------------------    -----------------
- ----------------------------------------    -----------------

      Sam Wyly possesses sole voting power with respect to 1,434,905 shares of Common Stock, sole dispositive power with respect to 1,884,905 shares of Common Stock and shared voting and dispositive power with respect to 200,000 shares of Common Stock.

      Charles J. Wyly, Jr. beneficially owns 1,922,607 shares, or 9.0%, of the outstanding Common Stock. Charles J. Wyly, Jr. owns 225,000 of such shares by virtue of his ownership of options; beneficially owns 755,000 of such shares as general partner of Brush Creek; beneficially owns 374 of such shares by virtue of his holding a power of attorney to vote the shares of four adult children; beneficially owns 200,000 of such shares as general partner of Maverick Entrepreneurs Fund, Ltd. and beneficially owns an aggregate of 742,233 of such shares as trustee of the trusts listed below:


                                                  Number of
                                                   Shares
                                                Beneficially
              Name of Trust                         Owned
- ----------------------------------------    -----------------
1.  The Charles Joseph Wyly III Trust             190,913

2.  The Martha Caroline Wyly Trust                170,000

3.  The Emily Ann Wyly Trust                      190,813

4.  The Jennifer Lynn Wyly Trust                  190,507
- ----------------------------------------    -----------------
- ----------------------------------------    -----------------

     Charles J. Wyly, Jr. possesses sole voting power with respect to 1,497,607 shares of Common Stock, sole dispositive power with respect to 1,722,607 shares of Common Stock and shared voting and dispositive power with respect to 200,000 shares of Common Stock.

     Maverick Entrepreneurs Fund, Ltd. beneficially owns 200,000 shares, or 0.9%, of the outstanding Common Stock. Maverick Entrepreneurs Fund, Ltd. owns all of such shares directly.

     The Reporting Persons as a group beneficially own 3,807,512 shares, or 17.8%, of the outstanding Common Stock. The Reporting Persons as a group possess sole voting power with respect to 3,132,512 shares of Common Stock, sole dispositive power with respect to 3,807,512 shares of Common Stock and shared voting and dispositive power with respect to 0 shares of Common Stock.

CUSIP No. 594087-10-8                13D                  Page  8 of  10  Pages

     Except as set forth in this Item 5, no transactions in the Common Stock were effected by the Reporting Persons during the past 60 days or since the most recent filing on Schedule 13D, whichever is less.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. Item 6 is hereby amended by adding the following disclosure:

     On February 23, 1995, the Reporting Persons each entered into a Loan Agreement with the Lender providing for loans to the Reporting Persons from time to time (the "Loan Agreements"). In connection with the Loan Agreements, the Reporting Persons entered into various security documents provided for in the Loan Agreements (the "Security Documents"). Included in the Security Documents are documents that provide, in general, that: (i) with respect to an aggregate of 1,771,163 shares of Common Stock (770,000 shares of which are beneficially owned by Mr. Sam Wyly, 801,163 shares of which are beneficially owned by Mr. Charles J. Wyly, Jr., and 200,000 shares of which are beneficially owned by each of the Reporting Persons), if the market price of such shares on or before February 23, 1998, is less than $28.5574, then the Lender, upon the request of the Reporting Persons, will pay to the Reporting Persons the difference between such market price and such specified amount at the time of such request, and if the market price on February 23, 1998, is greater than $48.2302, the Reporting Persons will, on that date, pay to the Lender the difference between such market price and such specified amount; and (ii) the Reporting Persons are required to pledge such rights and an aggregate of 1,771,163 shares to secure their obligations under the Security Documents. Reference is made to the complete terms of the Loan Agreements and Security Documents in the forms attached hereto as exhibits.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1  -  Agreement pursuant to Rule 13d-1(f)(1)(iii).
     Exhibit 2.1 - Form of Loan Agreement, dated as of February 23, 1995, between Lehman Brothers Finance, S.A., and Those Persons Specified in Schedule A thereto.
     Exhibit 2.2 - Form of Loan Agreement, dated as of February 23, 1995, between Lehman Brothers Finance, S.A., and Those Persons Specified in Schedule A thereto.
     Exhibit 3.1 - Form of Option Transaction Confirmation, dated as of February 23, 1995, by Lehman Brothers Finance, S.A. to the Counterparties set forth on Exhibit A thereto.
     Exhibit 3.2 - Form of Option Transaction Confirmation, dated as of February 23, 1995, by Lehman Brothers Finance, S.A. to the Counterparties set forth on Exhibit A thereto.
     Exhibit 3.3 - Form of Option Transaction Confirmation, dated as of February 23, 1995, by Lehman Brothers Finance, S.A. to the Counterparties set forth on Exhibit A thereto.
     Exhibit 3.4 - Form of Option Transaction Confirmation, dated as of February 23, 1995, by Lehman Brothers Finance, S.A. to the Counterparties set forth on Exhibit A thereto.
     Exhibit 4.1 - Form of Pledge Agreement, dated as of
February 23, 1995, between Lehman Brothers Finance, S.A. and the Counterparties set forth on Exhibit A thereto.
     Exhibit 4.2 - Form of Pledge Agreement, dated as of
February 23, 1995, between Lehman Brothers Finance, S.A. and the Counterparties set forth on Exhibit A thereto.
     Exhibit 5.1 - Form of Guarantee Agreement.

CUSIP No. 594087-10-8                13D                  Page  9 of  10  Pages


                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 1995            /s/ Sam Wyly
                                   -----------------------------------------
                                       Sam Wyly

                                   /s/ Charles J. Wyly, Jr.
                                   -----------------------------------------
                                       Charles J. Wyly, Jr.


                                   MAVERICK ENTREPRENEURS FUND, LTD.
                                   (formerly First Dallas Limited)


                                   By: /s/ Sam Wyly
                                   -----------------------------------------
                                           Sam Wyly,
                                           General Partner


                                   By: /s/ Charles J. Wyly, Jr.
                                   -----------------------------------------
                                           Charles J. Wyly, Jr.,
                                           General Partner

CUSIP No. 594087-10-8                13D                  Page 10 of  10  Pages



                                    EXHIBIT 1


     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them.


Date: February 27, 1995            /s/ Sam Wyly
                                   -----------------------------------------
                                       Sam Wyly

                                   /s/ Charles J. Wyly, Jr.
                                   -----------------------------------------
                                       Charles J. Wyly, Jr.


                                   MAVERICK ENTREPRENEURS FUND, LTD.
                                   (formerly First Dallas Limited)


                                   By: /s/ Sam Wyly
                                   -----------------------------------------
                                           Sam Wyly,
                                           General Partner


                                   By: /s/ Charles J. Wyly, Jr.
                                   -----------------------------------------
                                           Charles J. Wyly, Jr.,
                                           General Partner